PRESS RELEASE	AUGUST 8, 2024

Largo Reports Second Quarter 2024 Financial Results; Applauds
China's New Mandatory Steel Rebar Standards with Vanadium Use

All amounts expressed are in U.S. dollars, denominated by "$".

Q2 2024 and Other Highlights

  Revenues of $28.6 million ($26.2 million from vanadium sales and $2.4 million from ilmenite sales) vs. revenues of $53.1 million ($53.1 million from vanadium sales) in Q2 2023

  Decline in revenues was largely driven by lower vanadium prices and lower vanadium sales volumes; Revenues per lb sold3 of V2O5 equivalent of $6.46 vs. $9.42 in Q2 2023

  Operating costs of $36.4 million vs. $43.0 million in Q2 2023; Cash operating costs excluding royalties5 per pound sold of $5.97 vs. $5.18 per lb sold in Q2 2023

  Net loss of $14.5 million (including $8.5 million in non-recurring items) vs. net loss of $6.0 million (including $1.1 million in non-recurring items) in Q2 2023; Basic loss per share of $0.23 vs. basic loss per share of $0.09 in Q2 2023

  Cash balance of $35.8 million, net working capital1 surplus of $59.8 million and debt of $84.7 million exiting Q2 2024

  Production of 2,689 tonnes (5.9 million lbs2) of V2O5 vs. 2,639 tonnes in Q2 2023

  V2O5 equivalent sales of 1,841 tonnes (inclusive of 128 tonnes of purchased material) vs. 2,557 tonnes (inclusive of 289 tonnes of purchased material) sold in Q2 2023

  The Company produced 8,625 tonnes and sold 12,261 tonnes of ilmenite concentrate in Q2 2024; The significant increase in ilmenite sales over Q1 2024 (513 tonnes) was expected and is primarily due to the catch-up in sales from the previous quarter

  Kiln maintenance planned for Q1 2025 to be performed in Q4 2024; Revised 2024 ilmenite concentrate production and sales guidance as a result; 2024 vanadium production, sales and cost guidance unchanged

  The Company's continues its negotiations regarding the previously announced signing of a non-binding letter of intent by Largo Clean Energy Corp. ("LCE") with Stryten Energy LLC to establish a 50:50 joint venture in the United States remain ongoing

  Q2 2024 results conference call: Friday, August 9 at 10:00 a.m. ET

Vanadium Market Update3

  The average benchmark price per lb of V2O5 in Europe was $5.93 in Q2 2024, a 30% decrease from the average of $8.46 seen in Q2 2023; The average benchmark price per kg of ferrovanadium in Europe was $26.83 in Q2 2024, a 20% decrease over the average of $33.47 in Q2 2023

  Vanadium spot demand remained soft in Q2 2024, primarily due to continued adverse conditions in the Chinese and European steel industries
  The new mandatory Chinese rebar quality standard (GB1499.2-2024) announced on June 25, 2024, will take effect on September 25, 2024, replacing voluntary guidelines in place from 2018; The new standard has the potential to significantly increase vanadium demand in the steel sector

TORONTO - Largo Inc. ("Largo" or the "Company") (TSX: LGO) (NASDAQ: LGO) today released financial results for the three months and six ended June 30, 2024. The Company reported quarterly vanadium pentoxide ("V2O5") equivalent sales of 1,841 tonnes at a cash operating cost excluding royalties per pound5 sold of $5.97.

Daniel Tellechea, Director and Interim CEO of Largo, commented: "Despite a challenging quarter marked by persistently lower vanadium prices and reduced sales volumes due to lower production in the previous quarter, Largo remains resilient with a focus on returning to profitability. Revenues of $28.6 million were significantly impacted by these factors, while our operating costs declined primarily due to a 40% drop in direct mine and production costs, which are recognized on a per-pound-sold basis. Our Q2 2024 cash operating costs also reflect significant inventory write-downs for produced products, as we continue to navigate the current lower vanadium price environment. Our ongoing cost reduction initiatives continue with a focus on further streamlining operations and enhancing efficiencies. Additionally, we have rescheduled our Q1 2025 annual kiln maintenance to November 2024 to mitigate the rainy season's impact, ensuring it will not affect our 2024 vanadium production guidance. However, this maintenance will affect our ilmenite concentrate production, and we have accordingly revised our annual ilmenite production and sales guidance."

He continued: "We are encouraged by the announcement and expected enforcement of China's new mandatory rebar standard, which we anticipate will lead to increased future vanadium demand in the steel sector. While the short-term impact of the new standard remains difficult to quantify, it is important to note that the steel sector accounts for nearly 90% of global vanadium demand, and China is the largest steel rebar producing country in the world, producing approximately 2.3 million tonnes of rebar in 2023."

Financial and Operating Results - Highlights

(thousands of U.S. dollars, except as otherwise stated)	Three months ended		Six months ended
	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023
Revenues	28,559	53,110	70,746	110,531
Operating costs	(36,379)	(43,029)	(86,086)	(88,960)
Net income (loss)	(14,483)	(5,966)	(27,489)	(7,173)
Basic earnings (loss) per share	(0.23)	(0.09)	(0.43)	(0.11)
Adjusted EBITDA[4]	(833)	6,002	(3,258)	13,835
Cash (used) provided before working capital items	(5,180)	3,841	(12,448)	11,991
Cash operating costs excl. royalties[5] ($/lb)	5.97	5.18	6.06	5.17
Cash	35,811	63,980	35,811	63,980
Debt	84,727	65,000	84,727	65,000
Total mined - dry basis (tonnes)	3,216,930	3,671,842	6,460,422	7,195,498
Total ore mined (tonnes)	568,588	489,892	1,172,819	831,859
Effective grade[6] of ore mined (%)	0.69	0.86	0.61	0.84
V2O5 equivalent produced (tonnes)	2,689	2,639	4,418	4,750
Ilmenite concentrate produced (tonnes)	8,625	-	18,188	-

Q2 2024 Notes

  The Company reported a net loss of $14.5 million for Q2 2024, compared to a net loss of $6.0 million for Q2 2023, which is primarily attributable to a 46% decline in revenues, driven by reduced sales volumes and lower vanadium prices. The Company's net loss was partially offset by 15% decrease in operating costs, a 52% decrease in professional, consulting and management fees and a 56% decrease in technology start-up costs.

  Operating costs decreased to $36.4 million in Q2 2024 from $43.0 million in Q2 2023, which was primarily driven by a 40% reduction in direct mine and production costs, reflecting a 28% decrease in vanadium sold during the quarter. Costs in Q2 2024 were also impacted by the plant shutdown in Q1 2024 and the associated lower global recoveries and higher costs as the plant resumed operations.

  Cash operating costs excluding royalties5 of $5.97 per lb sold in Q2 2024 increased by 15% over Q2 2023 ($5.18 per lb) primarily due to the reasons noted above for operating costs, particularly the lower global recovery seen in 2024 to date of 70.5% in Q1 2024 (Q1 2023 - 83.0%) and 72.8% in Q2 2024 (Q2 2023 - 81.9%). Additionally, lower grades also impacted the financial performance. Further, inventory write-downs for produced products of $6.7 million for Q2 2024 (Q2 2023 - $nil) had a significant impact on the cash operating cost5 per pound reported above.

  The Company has implemented a number of initiatives with the goal of reducing production costs and improving productivity, including reducing haulage distances, reducing the number of contractors and a comprehensive review of all contracts. These initiatives are having an impact, with costs in June 2024 being 10% lower than forecast.

  Professional, consulting and management fees in Q2 2024 decreased from Q2 2023 by 52% ($3.0 million), which was primarily attributable to the Company's focus on reducing costs, as well as reduced headcounts and reduced activity at LCE as a result of the initiation of its strategic review process. Technology start-up costs in Q2 2024 also decreased from Q2 2023 by 56% ($0.9 million), which is primarily attributable to a decrease in activities at LCE in 2024 as the installation of its battery project nears conclusion.

  In Q2 2024, the Company signed an inventory financing agreement for up to $10.0 million. Under the terms of this facility, which has an ultimate term of 16 months, the Company will use its vanadium finished products inventory to secure drawdowns of up to $10.0 million for a maximum period of 100 days.

  Subsequent to Q2 2024, production and sales in were 1,002 tonnes and 697 tonnes of V2O5 equivalent, respectively, in July 2024, with 4,058 tonnes of ilmenite concentrate being produced during this period and 406 dry tonnes of ilmenite being sold.

  In July 2024, the Company signed an additional inventory financing agreement for up to $10.0 million. Under the terms of this facility, which has an ultimate term of 15 months, the Company will use its vanadium finished products inventory to secure drawdowns of up to $10.0 million for a maximum period of 90 days.

Annual Kiln Maintenance Rescheduled

The Company has rescheduled its annual kiln maintenance, originally planned for Q1 2025, to November 2024. This proactive measure aims to mitigate potential disruptions caused by the anticipated rainy season at the Maracás mine site, which typically occurs in December and January. This maintenance period is anticipated to last between 15 to 25 days and is not expected to affect the Company's annual 2024 production guidance of 9,000 to 11,000 tonnes of V2O5 equivalent. During the maintenance, the Company intends to build its magnetic concentrate stockpile for future production. Additionally, the Company is reviewing and optimizing the quality of its ilmenite concentrate to achieve greater revenues for this product in the future. Ilmenite concentrate production and sales will be impacted during this period and consequently, the Company has revised its annual ilmenite concentrate production and sales guidance, as detailed in the table below.

Revised 2024 Ilmenite Concentrate Production and Sales Guidance

Tonnes	Q3		Q4		2024
	Low	High	Low	High	Low	High
Production	10,000	15,000	12,000	17,000	40,000	50,000
Sales	5,000	15,000	10,000	15,000	27,000	42,000

The information provided within this release should be read in conjunction with Largo's unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024 and 2023 and its management's discussion and analysis ("MD&A") for the three and six months ended June 30, 2024 which are available on our website at www.largoinc.com or on the Company's respective profiles at www.sedarplus.com and www.sec.gov.

About Largo

Largo is a globally recognized vanadium company known for its high-quality VPURETM and VPURE+TM products, sourced from its Maracás Menchen Mine in Brazil. The Company is currently focused on ramping up its ilmenite concentrate plant and is undertaking a strategic evaluation of its U.S.-based clean energy business, including its advanced VCHARGE vanadium battery technology to maximize the value of the organization. Largo's strategic business plan centers on maintaining its position as a leading vanadium supplier with a growth strategy to support a low-carbon future.

Largo's common shares trade on the Nasdaq Stock Market and on the Toronto Stock Exchange under the symbol "LGO". For more information on the Company, please visit www.largoinc.com.

###

For further information, please contact:

Investor Relations
Alex Guthrie
Director, Investor Relations
+1.416.861.9778
aguthrie@largoinc.com

Cautionary Statement Regarding Forward-looking Information:

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward‐looking information in this press release includes, but is not limited to, statements with respect to the timing and amount of estimated future production and sales; the future price of commodities; costs of future activities and operations, including, without limitation, the effect of inflation and exchange rates; the effect of unforeseen equipment maintenance or repairs on production; timing of ilmenite production; the ability to produce high purity V2O5 and V2O3 according to customer specifications; the extent of capital and operating expenditures; the ability of the Company to make improvements on its current short-term mine plan; the impact of global delays and related price increases on the Company's global supply chain and future sales of vanadium products; and the timing of annual kiln maintenance and its impact on production and inventories.

The following are some of the assumptions upon which forward-looking information is based: that general business and economic conditions will not change in a material adverse manner; demand for, and stable or improving price of V2O5 and other vanadium products, ilmenite and titanium dioxide pigment; receipt of regulatory and governmental approvals, permits and renewals in a timely manner; that the Company will not experience any material accident, labour dispute or failure of plant or equipment or other material disruption in the Company's operations at the Maracás Menchen Mine or relating to Largo Clean Energy, specially in respect of the installation and commissioning of the EGPE project; the availability of financing for operations and development; the availability of funding for future capital expenditures; the ability to replace current funding on terms satisfactory to the Company; the ability to mitigate the impact of heavy rainfall; the reliability of production, including, without limitation, access to massive ore, the Company's ability to procure equipment, services and operating supplies in sufficient quantities and on a timely basis; that the estimates of the resources and reserves at the Maracás Menchen Mine are within reasonable bounds of accuracy (including with respect to size, grade and recovery and the operational and price assumptions on which such estimates are based); the accuracy of the Company's mine plan at the Maracás Menchen Mine, the competitiveness of the Company's vanadium redox flow battery ("VRFB") technology; the ability to obtain funding through government grants and awards for the Green Energy sector, the accuracy of cost estimates and assumptions on future variations of VCHARGE battery system design, that the Company's current plans for ilmenite and VRFBs can be achieved; the Company's "two-pillar" business strategy will be successful; the Company's ability to protect and develop its technology; the Company's ability to maintain its IP; the competitiveness of the Company's product in an evolving market; the Company's ability to market, sell and deliver VCHARGE batteries on specification and at a competitive price; the Company's ability to successfully deploy VCHARGE batteries in foreign jurisdictions; the Company's ability to secure the required resources to build and deploy VCHARGE batteries, and the adoption of VRFB technology generally in the market; the Company's sales and trading arrangements will not be affected by the evolving sanctions against Russia; and the Company's ability to attract and retain skilled personnel and directors; and the ability of management to execute strategic goals.

Forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved". All information contained in this news release, other than statements of current and historical fact, is forward looking information. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Largo to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those risks described in the annual information form of Largo and in its public documents filed on www.sedarplus.ca and available on www.sec.gov from time to time. Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Although management of Largo has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Largo does not undertake to update any forward-looking statements, except in accordance with applicable securities laws. Readers should also review the risks and uncertainties sections of Largo's annual and interim MD&A which also apply.

Trademarks are owned by Largo Inc.

Non-GAAP7 Measures

The Company uses certain non-GAAP measures in this press release, which are described in the following section. Non-GAAP financial measures and non-GAAP ratios are not standardized financial measures under IFRS, the Company's GAAP, and might not be comparable to similar financial measures disclosed by other issuers. These measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

Revenues Per Pound

The Company's MD&A refers to revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold, which are non-GAAP financial measures that are used to provide investors with information about a key measure used by management to monitor performance of the Company.

These measures, along with cash operating costs, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine and sales activities. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of revenues per pound sold, V2O5 revenues per pound of V2O5 sold, V2O3 revenues per pound of V2O3 sold and FeV revenues per kg of FeV sold to revenues and the revenue information presented in note 19 as per the Q2 2024 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended

	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenues - V2O5 produced[1]	$12,733	$30,558	$34,291	$65,084
V2O5 sold - produced (000s lb)	2,024	3,083	5,137	6,881
V2O5 revenues per pound of V2O5 sold - produced ($/lb)	$6.29	$9.91	$6.68	$9.46

Revenues - V2O5 purchased[1]	$-	$2,937	$988	$5,465
V2O5 sold - purchased (000s lb)	-	396	176	705
V2O5 revenues per pound of V2O5 sold - purchased ($/lb)	$-	$7.42	$5.61	$7.75

Revenues - V2O5[1]	$12,733	$33,495	$35,279	$70,549
V2O5 sold (000s lb)	2,024	3,479	5,313	7,586
V2O5 revenues per pound of V2O5 sold ($/lb)	$6.29	$9.63	$6.64	$9.30

Revenues - V2O3 produced[1]	$735	$2,358	$6,938	$3,841
V2O3 sold - produced (000s lb)	82	177	750	311
V2O3 revenues per pound of V2O3 sold - produced ($/lb)	$8.96	$13.32	$9.25	$12.35

Revenues - V2O3 purchased[1]	$-	$-	$-	$1,155
V2O3 sold - purchased (000s lb)	-	-	-	88
V2O3 revenues per pound of V2O3 sold - purchased ($/lb)	$-	$-	$-	$13.13

Revenues - V2O3[1]	$735	$2,358	$6,938	$4,996
V2O3 sold (000s lb)	82	177	750	399
V2O3 revenues per pound of V2O3 sold ($/lb)	$8.96	$13.32	$9.25	$12.52

	Three months ended		Six months ended

	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Revenues - FeV produced[1]	$10,910	$17,230	$23,159	$34,658
FeV sold - produced (000s kg)	512	579	1,081	1,147
FeV revenues per kg of FeV sold - produced ($/kg)	$21.31	$29.76	$21.42	$30.22

Revenues - FeV purchased[1]	$1,832	$27	$2,952	$328
FeV sold - purchased (000s kg)	87	1	138	11
FeV revenues per kg of FeV sold - purchased ($/kg)	$21.06	$27.00	$21.39	$29.82

Revenues - FeV[1]	$12,742	$17,256	$26,111	$34,986
FeV sold (000s kg)	599	580	1,219	1,158
FeV revenues per kg of FeV sold ($/kg)	$21.27	$29.75	$21.42	$30.21

Revenues[1]	$26,210	$53,110	$68,328	$110,531
V2O5 equivalent sold (000s lb)	4,058	5,637	10,154	11,918
Revenues per pound sold ($/lb)	$6.46	$9.42	$6.73	$9.27

1. As per note 19 of the Company's Q2 2024 unaudited condensed interim consolidated financial statements.

Cash Operating Costs Per Pound

The Company's MD&A refers to cash operating costs per pound and cash operating costs excluding royalties per pound, which are non-GAAP ratios based on cash operating costs and cash operating costs excluding royalties, which are non-GAAP financial measures, in order to provide investors with information about a key measure used by management to monitor performance. This information is used to assess how well the Maracás Menchen Mine is performing compared to its plan and prior periods, and to also to assess its overall effectiveness and efficiency.

Cash operating costs includes mine site operating costs such as mining costs, plant and maintenance costs, sustainability costs, mine and plant administration costs, royalties and sales, general and administrative costs (all for the Mine properties segment), but excludes depreciation and amortization, share-based payments, foreign exchange gains or losses, commissions, reclamation, capital expenditures and exploration and evaluation costs. Operating costs not attributable to the Mine properties segment are also excluded, including conversion costs, product acquisition costs, distribution costs and inventory write-downs.

Cash operating costs excluding royalties is calculated as cash operating costs less royalties.

Cash operating costs per pound and cash operating costs excluding royalties per pound are obtained by dividing cash operating costs and cash operating costs excluding royalties, respectively, by the pounds of vanadium equivalent sold that were produced by the Maracás Menchen Mine.

Cash operating costs, cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound, along with revenues, are considered to be key indicators of the Company's ability to generate operating earnings and cash flow from its Maracás Menchen Mine. These measures differ from measures determined in accordance with IFRS, and are not necessarily indicative of net earnings or cash flow from operating activities as determined under IFRS.

The following table provides a reconciliation of cash operating costs and cash operating costs excluding royalties, cash operating costs per pound and cash operating costs excluding royalties per pound for the Maracás Menchen Mine to operating costs as per the Q2 2024 unaudited condensed interim consolidated financial statements.

	Three months ended		Six months ended

	June 30, 2024	June 30, 2023	June 30, 2024	June 30, 2023

Operating costs[i]	$36,379	$43,029	$86,086	$88,960
Professional, consulting and management feesii	476	624	938	1,468
Other general and administrative expensesiii	306	315	585	624
Less: ilmenite costs[i]	(1,042)	-	(1,089)	-
Less: iron ore costs[i]	(402)	(220)	(402)	(493)
Less: conversion costs[i]	(2,018)	(2,220)	(4,041)	(4,138)
Less: product acquisition costs[i]	(1,310)	(3,753)	(3,360)	(7,931)
Less: distribution costs[i]	(1,724)	(2,525)	(3,542)	(3,972)
Less: inventory write-downiv	(912)	(683)	(466)	(683)
Less: depreciation and amortization expense[i]	(5,396)	(6,202)	(13,473)	(13,453)
Cash operating costs	24,357	28,365	61,236	60,382
Less: royalties[i]	(1,814)	(2,450)	(3,487)	(4,895)
Cash operating costs excluding royalties	22,543	25,915	57,749	55,487
Produced V2O5 sold (000s lb)	3,776	5,000	9,529	10,741
Cash operating costs per pound ($/lb)	$6.45	$5.67	$6.43	$5.62
Cash operating costs excluding royalties per pound ($/lb)	$5.97	$5.18	$6.06	$5.17

i. As per note 19 of the Company's Q2 2024 unaudited condensed interim consolidated financial statements.

ii. As per the Mine properties segment in note 16 of the Company's Q2 2024 unaudited condensed interim consolidated financial statements.

iii. As per the Mine properties segment in note 16 less the increase in legal provisions of $1.0 million (for the six months ended June 30, 2024) as noted in the "other general and administrative expenses" of the Company's Q2 2024 management's discussion and analysis.

iv. As per note 5 for ilmenite finished products and warehouse supplies, and including a write-down of  vanadium purchased products of $nil.

_____________________________

1 Defined as current assets less current liabilities per the consolidated statements of financial position

2 Conversion of tonnes to pounds, 1 tonne = 2,204.62 pounds or lbs.

3 Fastmarkets Metal Bulletin.

4 Adjusted EBITDA is a non-GAAP financial measure with no standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Refer to the "Non-GAAP Measures" section of this press release.

5 The cash operating costs excluding royalties and revenues per pound per pound sold are reported on a non-GAAP basis. Refer to the "Non-GAAP Measures" section of this press release. Revenues per pound sold are calculated based on the quantity of V2O5 sold during the stated period.

6 Effective grade represents the percentage of magnetic material mined multiplied by the percentage of V2O5 in the magnetic concentrate

7 GAAP - Generally Accepted Accounting Principles